UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K and Form 10-KSB |_| Form 20-F |_| Form 11-K
             |X| Form 10-Q and Form 10-QSB |_| Form N-SAR

                    For Period Ended: August 31, 2009

                    |_| Transition Report on Form 10-K
                    |_| Transition Report on Form 20-F
                    |_| Transition Report on Form 11-K
                    |_| Transition Report on Form 10-Q
                    |_| Transition Report on Form N-SAR

                    For the Transition Period Ended:
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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                        LAZARE KAPLAN INTERNATIONAL INC.
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                             Full Name of Registrant


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                            Former Name if Applicable

                               19 West 44th Street
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            Address of Principal Executive Office (Street and Number)

                            New York, New York 10036
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                            City, State and Zip Code

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                        PART II - RULES 12b-25(b) AND (c)
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      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

|_|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                              PART III - NARRATIVE
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      State below in reasonable detail the reasons why Form 10-K and Form
10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

      Lazare Kaplan International Inc. (the "Company") has determined that it is unable to timely file its Quarterly Report on Form 10-Q (the "Form 10-Q") for the quarter ended August 31, 2009 ("Q1 2010").

      As reported in the Form 12b-25 filed with respect to the Company's Annual Report on Form 10-K (the "Form 10-K") for the fiscal year ended May 31, 2009 ("Fiscal 2009") and the Forms 8-K filed by the Company on September 1, 2009 and September 16, 2009, the Company has been unable to resolve a material uncertainty concerning (a) the collectability and recovery of certain assets, and (b) the Company's potential obligations under certain lines of credit and a guaranty (all of which, the "Material Uncertainties"). As the Company is unable to assess the potential effect the ultimate resolution of these matters will have on the financial position and results of operation of the Company, the Company (i) has been unable to finalize its financial statements for Fiscal 2009 or file its Form 10-K and (ii) is unable to finalize its financial statements for Q1 2010 or timely file its Form 10-Q.

      The Company is working expeditiously to resolve the Material Uncertainties and believes that once they are resolved, it will be in a position to finalize its financial statements for both Fiscal 2009 and Q1 2010, and file its Form 10-K and Form 10-Q with the Securities and Exchange Commission.

Forward-Looking Statements

      The information provided in this Form 12b-25, including in this Part III and Part IV below, includes forward-looking statements, including, without limitation, statements regarding financial information, the estimated timing for the completion of the Company's financial statements and the filing of the Company's Form 10-K and Form 10-Q.

      Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. These statements are based on beliefs and assumptions by the Company's management, and on information currently available to management. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any of them publicly in light of new information or future events. A number of important factors could cause actual result to differ materially from those contained in any forward-looking statements.


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                           PART IV - OTHER INFORMATION
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      (1) Name and telephone number of person to contact to this notification



  William H. Moryto                            (212)            972-9700
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  (Name)                                    (Area Code)     (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                                  |_| Yes |X| No

      As further detailed in Part III above, the Company has not yet filed its Form 10-K.

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      As described above, at this time, the Company is unable to resolve the Material Uncertainties. As such, the Company cannot report its results of operations for Q1 2010, except as set forth below.

      In light of current adverse market conditions impacting the Company and the global diamond and jewelry industry described further below, the Company anticipates that its reported results of operations for Q1 2010 will reflect significant changes from the corresponding period of the last fiscal year. However, the Company, at this time, can only give a reasonable estimate of its anticipated net sales for Q1 2010, which is subject to normal year end audit adjustments and the completion of the Company's audits for its fiscal year ended May 31, 2009 and fiscal year ending May 31, 2010.

      The Company anticipates net sales of approximately $74.2 million for Q1 2010 as compared to net sales of $78.3 million for the corresponding period of the last fiscal year.

      The ongoing global financial crisis and economic downturn has negatively impacted the sectors of the diamond and jewelry industry in which the Company operates. Diamond and jewelry purchases are ultimately dependant on the availability of consumer discretionary spending. Uncertainties regarding future economic prospects and a decline in consumer confidence during Fiscal 2009 and continuing in the current fiscal year translated into lower purchases and sales by diamond retailers, wholesalers and producers and adversely impacted the Company's operations. During the first quarter of fiscal 2010, the Company continued to focus its efforts on cash flow while reducing operating costs and manufacturing overhead. Gross margins in the first quarter remained under significant pressure as a result of price competition, overhead absorption and inventory valuation considerations.

      The Company is not, at this time, in a position to give a reasonable estimate as to the Company's gross margin and income before income taxes, among other results of operations.


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                        LAZARE KAPLAN INTERNATIONAL INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 15, 2009            By: /s/ William H. Moryto
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                                    William H. Moryto, CFO and Vice President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.